Exhibit 99.(a)(1)(R)

**FORM OF ELECTRONIC NOTICE TO ELIGIBLE EMPLOYEES OF
AN AMENDMENT TO THE OFFER TO EXCHANGE**

June 5, 2003

To Eligible Employees:

For Legal Notification Purposes—Amendment to the Offer to Exchange

In response to comments from the U.S. Securities and Exchange Commission (the "SEC"), we have amended the following documents in connection with the Stock Option Exchange Program:

- Offer to Exchange (the "Offer")—The amendment to the Offer (the "Amendment") has been posted to the et cetera section of Inside Adobe (*http://inside.adobe.com*). The Amendment does not alter any of the financial terms of the Offer.

- Stock Option Exchange Election Form (the "Election Form")—The sentence, "I have read and understood the Offer to Exchange, including the Electronic Transmittal Letter, the Summary of Terms and this Election Form" has been deleted. The revised Election Form has replaced the original Election Form and is available through Adobe Forms, which is located under Everyday Tools on Inside Adobe (*http://forms.corp.adobe.com*).

Except as indicated in the Amendment and the revised Election Form, all other terms of the Offer remain unchanged.

Election Forms already submitted will be honored in the revised form and do not need to be resubmitted.

As a reminder, the deadline to submit or make changes to your Election Form is 11:59 p.m. Pacific Time on June 16, 2003.

For additional information about the Amendment, the revised Election Form or the Offer in general, contact the Equity Compensation Department via email at *mailto:optionx@adobe.com* or at (408) 536-3122.